UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 31, 2020	By	/s/ Wang Jian
		Name:	Wang Jian
		Title:	Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward -looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2020 INTERIM RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) hereby presents the interim financial information of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2020 prepared in accordance with International Financial Reporting Standards (“IFRSs”) (which were reviewed and approved by the Board and    the audit and risk management committee of the Company (the “Audit and Risk Management Committee”) on 28 August 2020), with comparative figures for the corresponding period in 2019.

The interim financial information of the Group for the six months ended 30 June 2020 is not necessarily indicative of annual or future results of the Group. Investors should not place undue reliance on the interim financial information of the Group for the six months ended 30 June 2020.

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended 30 June 2020

		For the six months
		ended 30 June
	Notes	2020 RMB million (Unaudited)	2019 RMB million (Unaudited)
Revenue	5	25,159	58,859
Other operating income and gains	6	2,201	3,407

Operating expenses
Aircraft fuel		(6,313)	(16,625)
Take-off and landing charges		(3,796)	(7,840)
Depreciation and amortisation		(10,630)	(10,818)
Wages, salaries and benefits		(9,441)	(11,171)
Aircraft maintenance		(1,537)	(1,891)
Impairment losses on financial assets		(14)	(3)
Food and beverages		(700)	(1,822)
Low value and short-term lease rentals		(102)	(265)
Selling and marketing expenses		(971)	(2,040)
Civil aviation development fund		—	(1,205)
Ground services and other expenses		(574)	(1,343)
Fair value changes of financial asset at fair value through profit or loss		(18)	18
Indirect operating expenses		(1,845)	(2,105)

Total operating expenses		(35,941)	(57,110)

Operating (loss)/profit		(8,581)	5,156
Share of results of associates		(85)	167
Share of results of joint ventures		12	25
Finance income		69	45
Finance costs	7	(3,448)	(2,685)

(Loss)/profit before tax		(12,033)	2,708
Income tax credit/(expense)	8	2,961	(576)

(Loss)/profit for the period		(9,072)	2,132

Profit attributable to:
Equity holders of the Company		(8,542)	1,941
Non-controlling interests		(530)	191

		(9,072)	2,132

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (continued)

For the six months ended 30 June 2020

		For the six months
		ended 30 June
		2020	2019
	Note	RMB million	RMB million
		(Unaudited)	(Unaudited)
(Loss)/earnings per share attributable to the equity holders of the Company during the period
— Basic and diluted (RMB)	10	(0.52)	0.13

Other comprehensive income

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Cash flow hedges, net of tax		51	(61)

Net other comprehensive income that may be reclassified to profit or loss in subsequent periods		51	(61)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Fair value changes of equity investments designated at fair value through other comprehensive income, net of tax		(265)	10
Share of other comprehensive income of an associate, net of tax		3	3
Actuarial (losses)/gains on the post-retirement benefit obligations, net of tax		(60)	13

Net other comprehensive income that will not be reclassified to profit or loss in subsequent periods		(322)	26

Other comprehensive income for the period, net of tax		(271)	(35)

Total comprehensive income for the period		(9,343)	2,097

Total comprehensive income attributable to:
Equity holders of the Company		(8,807)	1,912
Non-controlling interests		(536)	185

		(9,343)	2,097

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 June 2020

		30 June	31 December
		2020	2019
	Notes	RMB million	RMB million
		(Unaudited)	(Audited)
Non-current assets
Property, plant and equipment	12	97,845	99,437
Investment properties		249	653
Right-of-use assets	13	124,524	128,704
Intangible assets	14	11,672	11,698
Advanced payments on acquisition of aircraft		17,403	16,222
Investments in joint ventures		639	627
Investments in associates		1,895	1,977
Equity investments designated at fair value through other comprehensive income		921	1,274
Derivative financial instruments		125	27
Other non-current assets		5,026	3,970
Deferred tax assets		3,976	853

		264,275	265,442

Current assets
Flight equipment spare parts		2,460	2,407
Trade receivables	15	1,380	1,717
Financial assets at fair value through profit or loss		103	121
Prepayments and other receivables		11,193	14,093
Derivative financial instruments		176	43
Restricted bank deposits and short-term bank deposits		12	6
Cash and cash equivalents		7,349	1,350
Assets classified as held for sale		6	6

		22,679	19,743

Current liabilities
Trade and bills payables	16	3,330	3,877
Contract liabilities		3,941	10,178
Other payables and accruals		19,709	22,602
Current portion of borrowings	17	54,054	25,233
Current portion of lease liabilities	18	15,803	15,590
Income tax payable		79	351
Current portion of provision for lease return costs for aircraft and engines		380	519
Derivative financial instruments		22	13

		97,318	78,363

Net current liabilities		(74,639)	(58,620)

Total assets less current liabilities		189,636	206,822

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

30 June 2020

		30 June	31 December
		2020	2019
	Notes	RMB million	RMB million
		(Unaudited)	(Audited)
Non-current liabilities
Borrowings	17	25,021	26,604
Lease liabilities	18	88,958	94,685
Provision for lease return costs for aircraft and engines		6,787	6,659
Contract liabilities		1,578	1,499
Derivative financial instruments		164	10
Post-retirement benefit obligations		2,432	2,419
Deferred tax liabilities		18	22
Other long-term liabilities		2,194	2,278

		127,152	134,176

Net assets		62,484	72,646

Equity
Equity attributable to the equity holders of the Company
— Share capital	19	16,379	16,379
— Reserves		43,003	52,629

		59,382	69,008

Non-controlling interests		3,102	3,638

Total equity		62,484	72,646

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2020

	Attributable to equity holders of the Company
						Non-
	Share	Other		Retained		controlling	Total
	capital	reserves		profits	Total	interests	equity
	RMB million	RMB million		RMB million	RMB million	RMB million	RMB million
At 1 January 2020 (audited)	16,379	34,747	*	17,882 *	69,008	3,638	72,646
Loss for the period	—	—		(8,542)	(8,542)	(530)	(9,072)
Other comprehensive income	—	(265)		—	(265)	(6)	(271)

Total comprehensive income for the period	—	(265)		(8,542)	(8,807)	(536)	(9,343)
Final 2019 dividend	—	—		(819)	(819)	—	(819)

At 30 June 2020 (unaudited)	16,379	34,482	*	8,521 *	59,382	3,102	62,484

	Attributable to equity holders of the Company
					Non-
	Share	Other	Retained		controlling	Total
	capital	reserves	profits	Total	interests	equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2019 (audited)	14,467	27,045	14,901	56,413	3,430	59,843
Profit for the period	—	—	1,941	1,941	191	2,132
Other comprehensive income	—	(29)	—	(29)	(6)	(35)

Total comprehensive income for the period	—	(29)	1,941	1,912	185	2,097
Dividends paid to non-controlling interests	—	—	—	—	(74)	(74)

At 30 June 2019 (unaudited)	14,467	27,016	16,842	58,325	3,541	61,866

*	These reserve accounts comprise the consolidated reserves of RMB43,003 million (31 December 2019: RMB52,629 million) in the consolidated statement of financial position.

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2020

	For the six months
	ended 30 June
	2020	2019
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Cash flows from operating activities
(Loss)/profit before tax	(12,033)	2,708

Adjustments for:
Depreciation of property, plant and equipment	4,160	4,194
Depreciation of right-of-use assets	6,114	6,270
Depreciation of investment properties	4	13
Amortisation of intangible assets	86	63
Amortisation of other long-term assets	266	278
Impairment losses on financial assets	14	3
(Gain)/loss on disposal of property, plant and equipment	(17)	6
Fair value losses/(gains), net:
Financial asset at fair value through profit or loss	18	(18)
Share of profits and losses of joint ventures and associates	73	(192)
Gain on disposal of a subsidiary	—	(64)
Dividend income from financial asset at fair value through profit or loss	—	(3)
Dividend income from equity investments at fair value through other comprehensive income	—	(3)
Net foreign exchange losses	660	271
Interest expense	2,710	2,489

Increase in flight equipment spare parts	(53)	(210)
Decrease in operating receivables	3,217	408
Decrease in operating payables	(11,463)	(2,516)

Cash generated from operations	(6,244)	13,697

Income tax paid	(476)	(946)

Net cash flows (used in)/from operating activities	(6,720)	12,751

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

For the six months ended 30 June 2020

	For the six months
	ended 30 June
	2020	2019
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Cash flows from investing activities
Additions to property, plant and equipment and other non-current assets	(4,156)	(9,199)
Investment in joint ventures	—	(102)
Disposal of a subsidiary	—	(90)
Proceeds from disposal of property, plant and equipment	52	53
Proceeds from novation of purchase rights	—	1,836
Proceeds from disposal of intangible assets	—	2
Dividends received	1	92
Settlement relating to derivative financial instruments	12	(42)
Proceeds from repayment of loan to a joint venture	—	2

Net cash flows used in investing activities	(4,091)	(7,448)

Cash flows from financing activities
Proceeds from draw-down of short-term bank loans	4,368	1,892
Proceeds from draw-down of long-term bank loans	50	300
Proceeds from issuance of short-term debentures	49,700	25,500
Proceeds from issuance of long-term debentures and bonds	1,998	3,000
Proceeds from draw-down of long-term bank loans and other financing activities	—	5,539
Repayments of short-term debentures	(22,000)	(14,500)
Repayments of short-term bank loans	(5,473)	(7,230)
Repayments of long-term bank loans	(1,462)	(3,592)
Repayments of long-term debentures and bonds	—	(3,000)
Repayments of principal of lease liabilities	(7,650)	(10,070)
Interest paid	(2,747)	(2,825)
Net settlement relating to derivative financial instruments	10	32
Dividends paid to non-controlling interests of subsidiaries	—	(45)

Net cash flows from/(used in) financing activities	16,794	(4,999)

Net increase in cash and cash equivalents	5,983	304
Cash and cash equivalents at beginning of period	1,350	646
Effect of foreign exchange rate changes, net	16	1

Cash and cash equivalents at end of period	7,349	951

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

30 June 2020

1	CORPORATE AND GROUP INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was established in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

In the opinion of the directors of the Company, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company Limited (“CEA Holding”), a state-owned enterprise established in the PRC.

The A shares, H shares and American Depositary Shares of the Company are listed on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively.

The unaudited interim condensed consolidated financial statements were approved for issue by the Board of Directors (the “Board”) on 28 August 2020.

2.	BASIS OF PREPARATION

The unaudited interim condensed consolidated financial information, comprising interim condensed consolidated statement of financial position as at 30 June 2020, interim condensed consolidated statement of profit or loss and other comprehensive income, interim condensed consolidated statement of changes in equity and interim condensed consolidated statement of cash flows for six months ended 30 June 2020 (collectively referred to as the “interim financial information”), has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The interim condensed consolidated financial information does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended 31 December 2019.

As at 30 June 2020, the Group’s current liabilities exceeded its current assets by approximately RMB74.64 billion. In preparing the interim financial information, the Board conducts an adequate and detailed review over the Group’s going concern ability based on the current financial situation.

The Board has taken actions to deal with the situation that current liabilities exceeded its current assets, and the Board is confident that the Group has obtained adequate credit facilities from the banks to support the floating capital. As at 30 June 2020, the Group had total unutilised credit facilities of approximately RMB49.07 billion from financial institutions.

Based on the credit facilities obtained by the Group, the past record of the financing and the good working relationship with major banks and financial institutions, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare the financial statement on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial information for the year ended 31 December 2019, except for the adoption of the following revised International Financial Reporting Standards (“IFRSs”) for the first time for the current period’s financial information.

Amendments to IFRS 3	Definition of a Business
Amendments to IFRS 9	Interest Rate Benchmark Reform
IAS 39 and IFRS 7
Amendment to IFRS 16	COVID-19-Related Rent Concessions (early adopted)
Amendments to IAS 1 and IAS 8	Definition of Material

Other than as explained below regarding the impact of amendment to IFRS 16, the adoption of these revised standards has had no significant financial effect on the preparation of the Group’s interim condensed consolidated financial information.

Amendment to IFRS 16 provides a practical expedient for lessees to elect not to apply lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. The practical expedient applies only to rent concessions occurring as a direct consequence of the COVID-19 pandemic and only if (i) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affects only payments originally due on or before 30 June 2021; and (iii) there is no substantive change to other terms and conditions of the lease. The amendment is effective retrospectively for annual periods beginning on or after 1 June 2020 with earlier application permitted.

During the period ended 30 June 2020, certain monthly lease payments for the leases of the Group’s buildings, aircraft and engines have been reduced or waived by the lessors as a result of the COVID-19 pandemic and there are no other changes to the terms of the leases. The Group has early adopted the amendment on 1 January 2020 and elected not to apply lease modification accounting for all rent concessions granted by the lessors as a result of the COVID-19 pandemic during the period ended 30 June 2020. Accordingly, a reduction in the lease payments arising from the rent concessions of RMB5 million has been accounted for as a variable lease payment by derecognising part of the lease liabilities and crediting to profit or loss for the period ended 30 June 2020.

4	OPERATING SEGMENT INFORMATION

(a)	The chief operating decision-maker (“CODM”), office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery and ground service.

Other services including primarily air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

4	OPERATING SEGMENT INFORMATION (continued)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (continued)

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRSs in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenues and profit before income tax, arising from different accounting policies are set out in Note 4(c) below.

		Six months ended 30 June 2020
	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Segment revenue (Note 5)
Reportable segment revenue from external customers	25,012	117	—	—	25,129
Inter-segment sales	—	840	(840)	—	—

Reportable segment revenue	25,012	957	(840)	—	25,129

Reportable segment loss before income tax	(12,216)	274	—	(91)	(12,033)

Other segment information
Depreciation and amortisation	10,492	138	—	—	10,630
Impairment losses on financial assets	14	—	—	—	14
Interest income	69	—	—	—	69
Interest expenses	2,683	27	—	—	2,710
Capital expenditure	6,131	216	—	—	6,347

		Six months ended 30 June 2019
	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Segment revenue (Note 5)
Reportable segment revenue from external customers	57,639	1,145	—	—	58,784
Inter-segment sales	—	581	(581)	—	—

Reportable segment revenue	57,639	1,726	(581)	—	58,784

Reportable segment profit before income tax	2,174	272	—	262	2,708

Other segment information
Depreciation and amortisation	10,684	132	—	—	10,816
Impairment losses on financial assets	3	—	—	—	3
Interest income	50	162	(167)	—	45
Interest expenses	2,533	123	(167)	—	2,489
Capital expenditure	19,159	194	—	—	19,353

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

4	OPERATING SEGMENT INFORMATION (continued)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (continued)

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
At 30 June 2020
Reportable segment assets	275,245	7,114	(1,560)	3,906	284,705
Reportable segment liabilities	221,998	3,833	(1,560)	199	224,470

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
At 31 December 2019
Reportable segment assets	274,578	6,225	(1,943)	4,076	282,936
Reportable segment liabilities	211,035	3,146	(1,943)	301	212,539

*

Unallocated assets primarily represent investments in associates and joint ventures, derivative financial instruments, financial asset at fair value through profit or loss and equity instruments designated at fair value through other comprehensive income. Unallocated results primarily represent the share of results of associates and joint ventures, fair value changes of financial asset at fair value through profit or loss and dividend income relating to equity investments at fair value through profit or loss.

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical area are analysed based on the following criteria:

1)

Traffic revenue from services within the Mainland China (the PRC excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, collectively known as “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2)	Revenue from ticket handling services, ground services and other miscellaneous services are classified on the basis of where the services are performed.

	For the six months ended 30 June
	2020	2019
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	16,211	39,028
International	8,582	17,667
Regional (Hong Kong, Macau and Taiwan)	366	2,164

	25,159	58,859

3)

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

4	OPERATING SEGMENT INFORMATION (continued)

(c)	Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

		For the six months ended 30 June
		2020	2019
	Note	RMB million	RMB million
		(Unaudited)	(Unaudited)
Revenue
Reportable segment revenue		25,129	58,784
— Reclassification of taxes relating to the expired tickets	(i)	30	75

Consolidated revenue		25,159	58,859

		For the six months ended 30 June
		2020	2019
	Note	RMB million	RMB million
		(Unaudited)	(Unaudited)
(Loss)/profit before income tax
Reportable segment (loss)/profit		(12,033)	2,710
— Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	—	(2)

Consolidated (loss)/profit before income tax		(12,033)	2,708

		30 June 2020	31 December 2019
	Notes	RMB million	RMB million
		(Unaudited)	(Audited)
Assets
Reportable segment assets		284,705	282,936
— Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	7	7
— Difference in intangible asset arising from the acquisition of Shanghai Airlines	(iii)	2,242	2,242

Consolidated assets		286,954	285,185

	30 June 2020	31 December 2019
	RMB million	RMB million
	(Unaudited)	(Audited)
Liabilities
Reportable segment liabilities	224,470	212,539

Consolidated liabilities	224,470	212,539

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

4	OPERATING SEGMENT INFORMATION (continued)

(c)	Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (continued)

Notes:

(i)	The difference represents the different classification of sales related taxes under the PRC Accounting Standards and IFRSs.

(ii)

The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRSs. Despite the depreciation policies of these assets which have been unified under IFRSs and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRSs and the PRC Accounting Standards.

(iii)

The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRSs, which results in the different measurement of goodwill.

(d)	Seasonality of operations

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.

5	REVENUE

An analysis of revenue is as follows:

	For the six months ended 30 June
	2020	2019
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Revenue from contracts with customers	25,042	58,779
Revenue from other sources
Gross rental income	117	80

	25,159	58,859

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

5	REVENUE (continued)

Disaggregated revenue information for revenue from contracts with customers

	For the six months ended 30 June 2020
	Airline
	transportation	Others
Segments	operations	operations	Total
	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)
Types of goods or services
Traffic revenues
— Passenger	20,347	—	20,347
— Cargo and mail	2,615	—	2,615
Ticket cancellation fee	972	—	972
Ground service income	448	—	448
Commission income	33	—	33
Tour operations income	—	9	9

Others	510	108	618

Total revenue from contracts with customers	24,925	117	25,042
Geographical markets
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	15,962	117	16,079
International	8,597	—	8,597
Regional (Hong Kong, Macau and Taiwan)	366	—	366

Total revenue from contracts with customers	24,925	117	25,042

	For the six months ended 30 June 2019
	Airline
	transportation	Others
Segments	operations	operations	Total
	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)
Types of goods or services
Traffic revenues
— Passenger	53,581	—	53,581
— Cargo and mail	1,742	—	1,742
Ticket cancellation fee	1,082	—	1,082
Ground service income	518	—	518
Commission income	52	—	52
Tour operations income	—	897	897
Others	659	248	907

Total revenue from contracts with customers	57,634	1,145	58,779

Geographical markets
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	37,803	1,145	38,948
International	17,667	—	17,667
Regional (Hong Kong, Macau and Taiwan)	2,164	—	2,164

Total revenue from contracts with customers	57,634	1,145	58,779

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

6.	OTHER OPERATING INCOME AND GAINS

	For the six months ended 30 June
	2020	2019
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Co-operation routes income (note (a))	1,596	2,302
Routes subsidy income (note (b))	129	382
Other subsidy income (note (c))	357	292
Gain on disposal of property, plant and equipment	19	3
Dividend income from financial asset at fair value through profit or loss	—	3
Dividend income from equity investments designated at fair value through other comprehensive income	—	3
Compensation from ticket sales agents	31	127
Gain on disposal of a subsidiary	—	64
Others	69	231

	2,201	3,407

Notes:

(a)

Co-operation routes income represents subsidies granted by various local authorities and other parties, with which the Group developed certain routes to support the development of local economy. The amounts granted are calculated based on the agreements entered into by all parties.

(b)	Routes subsidy income represents subsidies granted by various authorities to support certain international and domestic routes operated by the Group.
(c)	Other subsidy income represents subsidies granted by various local authorities based on certain amounts of tax paid and other government grants.
(d)	There are no unfulfilled conditions and other contingencies related to subsidies that were recognised for the six months ended 30 June 2020 and 2019.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

7.	FINANCE COSTS

	For the six months ended 30 June
	2020	2019
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Interest on bank borrowings	515	646
Interest relating to lease liabilities	2,132	1,923
Interest relating to post-retirement benefit obligations	43	60
Interest on bonds and debentures	311	241
Interest relating to interest rate swap contracts	(10)	(35)
Less: amounts capitalised into advanced payments on acquisition of aircraft (note (a))	(281)	(346)

	2,710	2,489
Foreign exchange losses, net (note (b))	738	196

	3,448	2,685

Notes:

(a)	The weighted average interest rate used for interest capitalization is 3.51% per annum for the six months ended 30 June 2020 (for the six months ended 30 June 2019: 3.52%).
(b)	The exchange losses primarily related to the translation of the Group’s foreign currency denominated borrowings and lease liabilities for the six months ended 30 June 2020.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

8.	INCOME TAX

Income tax charged to profit or loss was as follows:

	For the six months ended 30 June
	2020	2019
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Current	95	562
Deferred	(3,056)	14

	(2,961)	576

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No. 58), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from the tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The Company’s Sichuan branch, Gansu branch and Xibei branch also obtained approvals from the respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2019: 16.5%). Eastern E-commerce, a subsidiary of the Company, qualified for High and New Technology Enterprise (HNTE) status with HNTE certificate No. GR201831003674 issued by the relative authorities, has been entitled to a reduced corporate income tax rate of 15% from 1 January 2018 as approved by the tax authorities.

The Company and its subsidiaries, except for CEA Yunnan, Eastern E-Commerce, Sichuan branch, Gansu branch, Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2019: 25%).

9.	DIVIDEND

The Board has not recommended any dividend for the six months ended 30 June 2020 (for the six months ended 30 June 2019: Nil).

10.	LOSS PER SHARE

The calculation of basic loss per share is based on the unaudited consolidated loss attributable to equity holders of the Company of approximately RMB8,542 million and the weighted average number of shares of 16,379 million in issue during the six months ended 30 June 2020. The Company had no potentially dilutive ordinary shares in issue for the six months ended 30 June 2020 (for the six months ended 30 June 2019: Nil).

11.	PROFIT APPROPRIATION

No appropriation to the statutory reserves has been made for the six months ended 30 June 2020 (for the six months ended 30 June 2019: Nil). Such appropriations will be made at year end in accordance with the relevant PRC regulations and the Articles of Association of individual group companies.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

12.	PROPERTY, PLANT AND EQUIPMENT

	Aircraft, engines
	and flight
	equipment	Others	Total
	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)
Carrying amount at 1 January 2020	79,479	19,958	99,437
Transfers from advanced payments on acquisition of aircraft	24	—	24
Other additions	1,491	773	2,264
Transfer from investment properties	—	399	399
Transfer from right-of-use assets (Note 13)	206	—	206
Transfer to other non-current assets	—	(3)	(3)
Depreciation charges	(3,476)	(684)	(4,160)
Disposals	(235)	(87)	(322)

Carrying amount at 30 June 2020	77,489	20,356	97,845

	Aircraft, engines
	and flight
	equipment	Others	Total
	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)
Carrying amount at 1 January 2019	68,565	17,123	85,688
Transfers from advanced payments on acquisition of aircraft	343	—	343
Other additions	2,226	2,193	4,419
Transfer from investment properties	—	39	39
Transfer from right-of-use assets (Note 13)	5,531	—	5,531
Transfer from other non-current assets	—	176	176
Depreciation charges	(3,590)	(604)	(4,194)
Disposal of a subsidiary	—	(26)	(26)
Disposals	(32)	(15)	(47)

Carrying amount at 30 June 2019	73,043	18,886	91,929

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

13.	RIGHT-OF-USE ASSETS

The carrying amounts of the Group’s right-of-use assets and the movements during the period are as follows:

	Aircraft, engines
	and flight
	equipment	Others	Total
	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)
Carrying amount at 1 January 2020	126,464	2,240	128,704
Additions	1,325	942	2,267
Transfer to property, plant and equipment (Note 12)	(206)	—	(206)
Disposals	(58)	(69)	(127)
Depreciation provided during the year	(5,465)	(649)	(6,114)

Carrying amount at 30 June 2020	122,060	2,464	124,524

	Aircraft, engines
	and flight
	equipment	Others	Total
	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)
Carrying amount at 1 January 2019	126,417	1,895	128,312
Additions	17,781	61	17,842
Transfer to property, plant and equipment (Note 12)	(5,531)	—	(5,531)
Disposal of a subsidiary	—	(10)	(10)
Disposals	(503)	—	(503)
Depreciation provided during the year	(6,141)	(129)	(6,270)

Carrying amount at 30 June 2019	132,023	1,817	133,840

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

14.	INTANGIBLE ASSETS

	Goodwill
	(note)	Others	Total
	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)
Carrying amount at 1 January 2020	11,270	428	11,698
Additions	—	61	61
Amortisation	—	(86)	(86)
Disposal	—	(1)	(1)

Carrying amount at 30 June 2020	11,270	402	11,672

	Goodwill
	(note)	Others	Total
	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)
Carrying amount at 1 January 2019	11,270	339	11,609
Additions	—	82	82
Amortisation	—	(63)	(63)
Disposal	—	(2)	(2)

Carrying amount at 30 June 2019	11,270	356	11,626

Note:

The balance represents goodwill arising from the acquisition of Shanghai Airlines. The value of the goodwill is attributable to strengthening the competitiveness of the Group’s airline transportation operations, attaining synergy through integration of the resources and accelerating the development of international air transportation in Shanghai. For the purpose of impairment assessment, goodwill was allocated to the cash-generating unit that the Group operates and benefits from the acquisition.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

15.	TRADE RECEIVABLES

	30 June 2020	31 December 2019
	RMB million	RMB million
	(Unaudited)	(Audited)
Trade receivables	1,456	1,793
Impairment	(76)	(76)

	1,380	1,717

An ageing analysis of the trade receivables as at the end of the reporting period, based on the invoice/billing date and net of loss allowance, is as follows:

	30 June 2020	31 December 2019
	RMB million	RMB million
	(Unaudited)	(Audited)
Within 90 days	1,177	1,615
91 to 180 days	26	33
181 to 365 days	115	39
Over 365 days	62	30

	1,380	1,717

16.	TRADE AND BILLS PAYABLES

An ageing analysis of the trade and bills payables as at the end of the reporting period, based on the invoice date, is as follows:

	30 June 2020	31 December 2019
	RMB million	RMB million
	(Unaudited)	(Audited)
Within 90 days	2,952	3,622
91 to 180 days	151	52
181 to 365 days	86	94
1 to 2 years	63	40
Over 2 years	78	69

	3,330	3,877

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

17.	BORROWINGS

	30 June 2020	31 December 2019
	RMB million	RMB million
	(Unaudited)	(Audited)
Non-current
Long-term bank borrowings
— secured	2,622	2,995
— unsecured	850	828
Guaranteed bonds	9,553	12,784
Unsecured bonds	11,996	9,997

	25,021	26,604

Current
Current portion of long-term bank borrowings
— secured	905	939
— unsecured	32	1,009
Current portion of guaranteed bonds	5,822	2,585
Short-term bank borrowings
— unsecured	1,095	2,200
Short-term debentures	46,200	18,500

	54,054	25,233

	79,075	51,837

18.	LEASE LIABILITIES

		Present values		Present values
	Minimum lease	of minimum	Minimum lease	of minimum
	payments	lease payments	payments	lease payments
	30 June	30 June	31 December	31 December
	2020	2020	2019	2019
	RMB million	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Within one year	19,587		19,870
In the second year	17,211		15,276
In the third to fifth years, inclusive	43,168		39,935
After the fifth year	41,553		45,129

Total	121,519	104,761	120,210	110,275
Less: amounts repayable within one year	(19,587)	(15,803)	(19,870)	(15,590)

Non-current portion	101,932	88,958	100,340	94,685

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

19.	SHARE CAPITAL

	30 June 2020	31 December 2019
	RMB million	RMB million
	(Unaudited)	(Audited)
Registered, issued and fully paid of RMB1.00 each
A shares listed on The Shanghai Stock Exchange (“A Shares”)	11,202	11,202
H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”)	5,177	5,177

	16,379	16,379

Pursuant to articles 50 and 51 of the Company’s articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights.

20.	COMMITMENTS

The Group had the following capital commitments at the end of the reporting period:

	30 June 2020	31 December 2019
	RMB million	RMB million
	(Unaudited)	(Audited)
Contracted for:
— Aircraft, engines and flight equipment (note)	47,640	47,822
— Other property, plant and equipment	4,606	4,917
— Investments	860	860

	53,106	53,599

Note:

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts were expected to be paid as follows:

	30 June 2020	31 December 2019
	RMB million	RMB million
	(Unaudited)	(Audited)
Within one year	20,571	18,388
In the second year	13,357	12,442
In the third year	9,616	11,956
In the fourth year	3,930	3,892
Over four years	166	1,144

	47,640	47,822

The above capital commitments represent the future outflow of cash or other resources.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

21.	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 30.97% of the Company’s shares as at 30 June 2020 (31 December 2019: 30.97%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Limited, two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 16.03% and 2.79% respectively as at 30 June 2020 (31 December 2019: 16.03% and

2.79%).

The Company is a state-owned enterprise established in the PRC and is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 “Related Party Disclosures”, government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries (“Other State-owned Enterprises”), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members.

For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

(a)	Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance Company”)	Associate of the Company

Eastern Aviation Import & Export Co., Ltd. and its subsidiaries (“Eastern Import & Export”)	Associate of the Company

Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”)	Associate of the Company

Eastern Aviation Advertising Service Co., Ltd. and its subsidiaries (“Eastern Advertising”)	Associate of the Company

Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”)	Associate of the Company

Shanghai Airlines Tours International (Group) Co., Ltd. and its subsidiaries (“Shanghai Airlines Tours”)	Associate of the Company

Beijing Xinghang Aviation Property Co., Ltd. (“Beijing Aviation Property”)	Associate of the Company

China Eastern Air Catering Investment Co., Limited and its subsidiaries (“Eastern Air Catering”)	Associate of the Company

CAE Melbourne Flight Training Pty Limited (“CAE Melbourne”)	Joint venture of the Company

Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”)	Joint venture of the Company

Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”)	Joint venture of the Company

Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”)	Joint venture of the Company

Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”)	Joint venture of the Company

Xi An Cea Safran Landing Systems Services Co., Ltd. (“XIESA”)	Joint venture of the Company

CEA Development Co., Limited and its subsidiaries (“CEA Development”)	Controlled by the same parent company

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

21.	RELATED PARTY TRANSACTIONS (continued)

(a)	Nature of related parties that do not control or controlled by the Group: (continued)

Name of related party	Relationship with the Group
Eastern Air Logistics Co., Ltd. and its subsidiaries (“Eastern Logistics”)	Controlled by the same parent company

Shanghai Eastern Airlines Investment Co., Ltd. and its subsidiaries (“Eastern Investment”)	Controlled by the same parent company

CES International Financial Leasing Corporation Limited and its subsidiaries (“CES Lease Company”)	Controlled by the same parent company

TravelSky Technology Limited (“TravelSky”)	A director and vice president of the Company is a director of Travelsky

China Aviation Supplies Holding Company and its subsidiaries (“CASC”)	A director and vice president of the Company is a director of CASC

Air France-KLM Group (“AFK”)	A director and vice president of the Company is a director of AFK

Juneyao Airlines Co., Ltd and its subsidiaries (“Juneyao Air”)	A director and vice president of the Company is a director of Juneyao Air

(b)	Related party transactions

Nature of transaction	Related party	Pricing policy and decision process	For the six months ended 30 June
			2020 RMB million (Unaudited)	2019 RMB million (Unaudited)
Purchase of goods and services

Payments on food and beverages*	Eastern Air Catering	(i)	258	756
	Eastern Import & Export	(i)	17	35
Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines*	Eastern Import & Export	(i)	48	94
Repairs and maintenance expense for aircraft and engines	Shanghai P&W	(i)	426	685
	Technologies Aerospace	(i)	93	110
	Wheels & Brakes	(i)	15	69
	Shanghai Hute	(i)	74	43
	XIESA	(i)	13	—
Payments on cabin cleaning services	Eastern Advertising	(i)	4	10
Advertising expense*	Eastern Advertising	(i)	8	10
Payments on system services	China Kaiya	(i)	11	7

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

21.	RELATED PARTY TRANSACTIONS (continued)

(b)	Related party transactions (continued)

		Pricing policy	For the six months
		and decision	ended 30 June
Nature of transaction	Related party	process	2020	2019
			RMB million	RMB million
			(Unaudited)	(Unaudited)
Purchase of goods and services (continued)

Equipment maintenance fee*	Collins Aviation	(i)	15	7
	CEA Development	(i)	55	63
Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products*	CEA Development	(i)	2	3
Property management and green maintenance expenses*	CEA Development	(i)	95	50
Payments on hotel accommodation service*	CEA Development	(i)	21	41
	Shanghai Airlines Tours	(i)	6	—
Payments on construction and management agent*	Eastern Investment	(i)	6	—
Civil aviation information network services**	TravelSky	(i)	166	361
Flight equipment spare parts maintenance**	CASC	(i)	59	66
Flight training fee	CAE Melbourne	(i)	30	23
Payments on aviation transportation cooperation and support services**	AFK	(i)	186	247
Payments on aviation transportation cooperation services	Juneyao Air	(i)	1	—
Flight equipment spare parts maintenance and support services	AFK	(i)	5	—
Payments on logistics services	Eastern Import & Export	(i)	—	49
	Eastern Logistics	(i)	57	—
Bellyhold space operation cost*	Eastern Logistics	(i)	188	139
Transfer of pilots	Eastern Logistics	(i)	—	2
Cargo terminal business support services*	Eastern Logistics	(i)	110	281

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

21.	RELATED PARTY TRANSACTIONS (continued)

(b)	Related party transactions (continued)

		Pricing policy	For the six months
		and decision	ended 30 June
Nature of transaction	Related party	process	2020	2019
			RMB million	RMB million
			(Unaudited)	(Unaudited)
Purchase of goods and services (continued)

Bellyhold container management	Eastern Logistics	(i)	7	—
Provision of services
Contractual income from bellyhold space*	Eastern Logistics	(i)	2,615	1,741
Freight logistics support services*	Eastern Logistics	(i)	97	68
Software system and support services	Eastern Logistics	(i)	2	—
Media royalty fee	Eastern Advertising	(i)	7	7
Aviation transportation cooperation and support services**	AFK	(i)	100	304
	Juneyao Air	(i)	5	—
Transfer of pilots	Juneyao Air	(i)	22	—
Flight equipment spare parts maintenance and support services	Juneyao Air	(i)	15	—
Rental income from land and buildings*	Eastern Air Catering	(ii)	9	—

Lease Payments

Lease payments for land and buildings under short-term leases*	CEA Holding	(ii)	14	17
	Eastern Investment	(ii)	15	—
Settlements of lease liabilities on aircraft and engines *	CES Lease Company	(ii)	3,479	2,478

Interest expense

Interest expense on loans	CEA Holding	(iii)	16	11
	Eastern Air Finance Company	(iii)	—	1

Interest income

Interest income on deposits	Eastern Air Finance Company	(iii)	7	10

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

21.	RELATED PARTY TRANSACTIONS (continued)

(b)	Related party transactions (continued)

(i)	The Group’s pricing policies on goods and services purchased from and provided to related parties are mutually agreed between contract parties.

(ii)	The Group’s pricing policies on related party lease payments are mutually agreed between contract parties.

(iii)	The Group’s pricing policies on related party interest rates are mutually agreed based on benchmark interest rates.

*

These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”).

**	This related party transaction constitutes a continuing connected transaction pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

During the six months ended 30 June 2020 and 2019, the Group’s significant transactions with entities that are controlled, jointly controlled or significantly influenced by the PRC government mainly include most of its bank deposits/borrowings and the corresponding interest income/expense and part of sales and purchases of goods and services. The price and other terms of such transactions are set out in the agreements governing these transactions or as mutually agreed.

(c)	Balances with related parties

(i)	Amounts due from related parties

	30 June 2020	31 December 2019
	RMB million	RMB million
	(Unaudited)	(Audited)
Trade receivables
Eastern Logistics	830	295
CASC	1	23
Juneyao Air	16	10
Eastern Air Catering	—	1
Others	5	5

	852	334

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

21.	RELATED PARTY TRANSACTIONS (continued)

(c)	Balances with related parties (continued)

(i)	Amounts due from related parties (continued)

	30 June 2020	31 December 2019
	RMB million	RMB million
	(Unaudited)	(Audited)
Prepayments and other receivables
Eastern Import & Export	127	272
Technologies Aerospace	7	7
Eastern Air Catering	18	6
Eastern Advertising	28	28
CEA Development	4	7
CEA Holding	10	—
CASC	14	13
TravelSky	—	7
Juneyao Air	7	10
Eastern Air Finance Company	69	405
Others	22	21

	306	776

All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms.

(ii)	Amounts due to related parties

	30 June 2020	31 December 2019
	RMB million	RMB million
	(Unaudited)	(Audited)
Trade and bills payables
Eastern Import & Export	215	421
Eastern Air Catering	185	390
Technologies Aerospace	66	104
CEA Development	122	76
Shanghai P&W	275	465
Collins Aviation	6	7
CEA Holding	22	18
CASC	52	17
Shanghai Hute	36	13
TravelSky	4	22
Wheels & Brakes	4	17
Shanghai Airlines Tours	—	3
XIESA	7	—
Eastern Advertising	7	—
Beijing Aviation Property	—	101
Others	10	7

	1,011	1,661

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

21.	RELATED PARTY TRANSACTIONS (continued)

(c)	Balances with related parties (continued)

(ii)	Amounts due to related parties (continued)

	30 June 2020	31 December 2019
	RMB million	RMB million
	(Unaudited)	(Audited)
Other payables and accruals
Eastern Import & Export	—	5
Eastern Air Catering	2	2
CEA Holding	62	111
CEA Development	1	1
Eastern Investment	96	86
CES Lease Company	164	166
CASC	2	2
XIESA	—	2
Others	5	8

	332	383

Lease liabilities
CES Lease Company	40,577	42,848

Except for the amounts due to CES Lease Company, which are related to the aircraft under leases, all other amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

21.	RELATED PARTY TRANSACTIONS (continued)

(c)	Balances with related parties (continued)

(iii)	Short-term deposits, loan and borrowings with related parties

	Average interest rate
	For the six months
	ended 30 June		30 June	31 December
	2020	2019	2020	2019
			RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Short-term deposits (included in cash and cash equivalents)
Eastern Air Finance Company	0.35%	0.35%	506	1,122

Long-term borrowings
CEA Holding	3.73%	3.73%	828	828

Loan to a joint venture
CAE Melbourne	3.74%	8.00%	13	15

(d)	Guarantees by the holding company

As at 30 June 2020, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (31 December 2019: RMB7.8 billion).

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

22.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	30 June 2020		31 December 2019
	Carrying		Carrying
	amounts	Fair values	amounts	Fair values
	RMB million	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Financial assets
Equity investments designated at fair value through other comprehensive income	921	921	1,274	1,274
Financial asset at fair value through profit or loss	103	103	121	121
Derivative financial assets	301	301	70	70
Deposits relating to aircraft held under leases included in other non-current assets	160	157	156	148

Total	1,485	1,482	1,621	1,613

Financial liabilities
Derivative financial liabilities	186	186	23	23
Long-term borrowings	25,021	25,240	26,604	23,754
Lease liabilities	88,958	83,217	94,685	89,491

Total	114,165	108,643	121,312	113,268

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

22.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Management has assessed that the fair values of cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade receivables, trade and bills payables, financial assets included in prepayments and other receivables, financial liabilities included in other payables and accruals, short-term bank borrowings and short-term guaranteed bonds approximate to their carrying amounts largely due to the short-term maturities of these instruments.

The fair values of the deposits relating to aircraft held under leases included in other non-current assets, long-term borrowings and lease liabilities have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

The Group enters into derivative financial instruments, including forward currency contracts, fuel hedging contracts and interest rate swaps with various counterparties, principally financial institutions with high credit ratings.

Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates, interest rate curves and fuel hedging price. The carrying amounts of forward currency contracts, fuel hedging contracts and interest rate swaps are the same as their fair values.

As at 30 June 2020, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value.

The fair values of listed equity investments are based on quoted market prices. The fair values of unlisted equity investments designated at fair value through other comprehensive income have been estimated using a market-based valuation technique based on assumptions that are not supported by observable market prices or rates. The valuation requires the directors to determine comparable public companies (peers) based on industry, size, leverage and strategy, and calculates an appropriate price multiple, such as enterprise value to earnings before interest, taxes, depreciation and amortisation (“EV/EBITDA”) multiple and price to earnings (“P/E”) multiple, for each comparable company identified. The multiple is calculated by dividing the enterprise value of the comparable company by an earnings measure. The trading multiple is then discounted for considerations such as illiquidity and size differences between the comparable companies based on company-specific facts and circumstances. The discounted multiple is applied to the corresponding earnings measure of the unlisted equity investments to measure the fair value. The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statement of financial position, and the related changes in fair values, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting period.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

22.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Set out below is a summary of significant unobservable inputs to the valuation of financial instruments together with a quantitative sensitivity analysis as at 30 June 2020 and 31 December 2019:

		Significant		Sensitivity of fair
	Valuation	unobservable		value to the
	technique	input	Range	input
Unlisted equity investments	Valuation multiples	Discount for lack of marketability	20% to 35% (31 December 2019: 20% to 35%)	1% (31 December 2019: 1%) increase/ decrease in multiple would result in increase/ decrease in fair value by RMB11 million (31 December 2019: RMB11 million)

The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account when pricing the investments.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

22.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets and liabilities measured at fair value:

As at 30 June 2020

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Equity investments designated at fair value through other comprehensive income	362	—	559	921
Derivative financial assets	—	301	—	301
Financial asset at fair value through profit or loss	103	—	—	103

Total	465	301	559	1,325

Liabilities
Derivative financial liabilities	—	186	—	186

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

22.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

Assets and liabilities measured at fair value: (continued)

As at 31 December 2019

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
	(Audited)	(Audited)	(Audited)	(Audited)
Assets
Equity investments designated at fair value through other comprehensive income	496	—	778	1,274
Derivative financial assets	—	70	—	70
Financial asset at fair value through profit or loss	121	—	—	121

Total	617	70	778	1,465

Liabilities
Derivative financial liabilities	—	23	—	23

During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (six months ended 30 June 2019: Nil).

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

22.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

Assets and liabilities for which fair values are disclosed:

As at 30 June 2020

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Deposits relating to aircraft held under leases included in other non-current assets	—	157	—	157

Liabilities
Long-term borrowings	4,967	20,273	—	25,240
Lease liabilities	—	83,217	—	83,217

	4,967	103,490	—	108,457

As at 31 December 2019

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
	(Audited)	(Audited)	(Audited)	(Audited)
Assets
Deposits relating to aircraft held under leases included in other non-current assets	—	148	—	148

Liabilities
Long-term borrowings	2,897	20,857	—	23,754
Lease liabilities	—	89,491	—	89,491

	2,897	110,348	—	113,245

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2020

23.	IMPACTS OF COVID-19

Since the beginning of 2020, COVID-19 has been spreading rapidly worldwide, causing an unprecedented significant impact on the global aviation industry. Facing the effect of the pandemic, the Group took proactive measures, deployed timely prevention and control, actively ensured passenger services and employees care and protection, continuously improved the epidemic prevention mechanism, and strictly implemented relevant procedures, emergency plans, supervision and monitoring working mechanism, joint prevention and control working mechanism and so on, to ensure the smooth and orderly operation of the Group’s flights. At the same time, based on the development of COVID-19 and market demand, the Group has resumed flights in stages and built an “air channel” for the resumption of work and production of the society, which has made an important contribution to the restoration of economic and social order.

Facing the changes in the market demand arising from COVID-19, the Group timely adjusted its operating strategies, dynamically optimised and adjusted its transportation capacity allocation, reasonably allocated its resources, promoted fine management, carried out unconventional passenger flights to transport COVID-19 prevention materials through various methods, including customising charter flights for resumption of work and production, and “Passenger-to- Freighter Conversion”, and promptly launched products such as “Wild Your Dream” to turn spare transportation capacity into productivity, in order to minimise losses caused by COVID-19.

In response to the adverse financial impact of COVID-19, the Group implemented strict cost control measures, reduced investment budget, suspended aircraft introduction and related advance payment, and strived for relief policies regarding the industry to ensure that cash flow meets the requirements of operation.

Under the adverse effect of the strike of COVID-19, in the first half of 2020, the Group had a total traffic volume of 4.562 billion tonne-kilometres and served 25.737 million passengers, representing a decrease of 58.28% and 59.83%, respectively, from the same period last year. As a result, revenue decreased by 57.26% from the same period last year and net loss attributable to equity holders of the Company amounted to RMB8,542 million.

SUMMARY OF OPERATING DATA

	For the six months ended 30 June
	2020	2019	Change
Passenger transportation data
ASK (available seat-kilometres) (millions)	61,719.22	131,567.24	-53.09%
—Domestic routes	46,927.50	83,699.93	-43.93%
—International routes	14,125.64	44,454.65	-68.22%
—Regional routes	666.07	3,412.66	-80.48%
RPK (revenue passenger-kilometres) (millions)	41,205.93	108,853.79	-62.15%
—Domestic routes	31,297.24	69,862.16	-55.20%
—International routes	9,535.53	36,180.86	-73.64%
—Regional routes	373.16	2,810.77	-86.72%
Number of passengers carried (thousands)	25,736.85	64,066.37	-59.83%
—Domestic routes	23,376.50	53,252.18	-56.10%
—International routes	2,074.77	8,744.97	-76.27%
—Regional routes	285.59	2,069.23	-86.20%
Passenger load factor (%)	66.76	82.74	-15.97	pts
—Domestic routes	66.69	83.47	-16.77	pts
—International routes	67.51	81.39	-13.88	pts
—Regional routes	56.02	82.36	-26.34	pts
Passenger-kilometres yield (RMB)Note	0.533	0.513	3.90%
—Domestic routes	0.488	0.533	-8.44%
—International routes	0.666	0.458	45.41%
—Regional routes	0.879	0.755	16.42%

	For the six months ended 30 June
	2020	2019	Change
Freight transportation data
AFTK (available freight tonne-kilometres) (millions)	2,921.28	4,430.07	-34.06%
—Domestic routes	822.07	1,594.76	-48.45%
—International routes	2,071.28	2,726.99	-24.05%
—Regional routes	27.93	108.32	-74.22%
RFTK (revenue freight tonne-kilometres) (millions)	933.10	1,331.62	-29.93%
—Domestic routes	300.90	442.92	-32.06%
—International routes	626.78	873.87	-28.28%
—Regional routes	5.42	14.84	-63.48%
Weight of freight carried (million kg)	289.93	449.30	-35.47%
—Domestic routes	210.28	313.26	-32.87%
—International routes	74.66	123.47	-39.53%
—Regional routes	4.99	12.57	-60.30%
Freight load factor (%)	31.94	30.06	1.88	pts
—Domestic routes	36.60	27.77	8.83	pts
—International routes	30.26	32.05	-1.78	pts
—Regional routes	19.40	13.70	5.70	pts
Freight tonne-kilometres yield (RMB)Note	2.802	1.308	114.22%
—Domestic routes	1.117	1.072	4.20%
—International routes	3.567	1.364	161.51%
—Regional routes	7.934	5.054	56.98%

	For the six months ended 30 June
	2020	2019	Change
Consolidated data
ATK (available tonne-kilometres) (millions)	8,476.01	16,271.12	-47.91%
— Domestic routes	5,045.54	9,127.75	-44.72%
— International routes	3,342.59	6,727.91	-50.32%
— Regional routes	87.88	415.46	-78.85%
RTK (revenue tonne-kilometres) (millions)	4,561.87	10,934.60	-58.28%
— Domestic routes	3,066.41	6,612.85	-53.63%
— International routes	1,457.40	4,059.43	-64.10%
— Regional routes	38.06	262.33	-85.49%
Overall load factor (%)	53.82	67.20	-13.38	pts
— Domestic routes	60.77	72.45	-11.67	pts
— International routes	43.60	60.34	-16.74	pts
— Regional routes	43.31	63.14	-19.83	pts
Revenue tonne-kilometres yield (RMB)Note	5.383	5.270	2.14%
— Domestic routes	5.086	5.698	-10.74%
— International routes	5.895	4.372	34.84%
— Regional routes	9.748	8.371	16.45%

Notes:

1.	In calculating unit revenue index, the relevant revenue includes incomes generated from co-operation routes and fuel surcharge;
2.

The Group had presented unit revenue excluding fuel surcharge in prior years. However, the Group no longer includes unit revenue excluding fuel surcharge separately because the current fuel surcharge accounts for a small proportion of revenue and has a small impact on unit revenue index.

FLEET STRUCTURE

The Group has been continuously optimising its fleet structure in recent years. In the first half of 2020, the Group introduced a total of two major model aircraft and a total of three aircraft retired. The Group’s fleet age structure has remained young. As affected by the novel coronavirus pneumonia disease (“COVID-19”), the Company actively coordinated with aircraft and engine manufacturers, temporarily suspended the progress for aircraft introduction, optimised payment methods and reduced pressure on the Company’s operation and capital.

As at 30 June 2020, the Group operated a fleet of 732 aircraft, which included 722 passenger aircraft and 10 business aircraft self-owned and held under trust.

		Fleet structure as at 30 June 2020
						(Units)
			Under	Under		Average
			finance	operating		fleet age
No.	Model	Self-owned	lease	lease	Sub-total	(years)
1	B777 Series	10	10	0	20	4.3
2	B787 Series	3	7	0	10	1.3
3	A350 Series	1	6	0	7	1.2
4	A330 SeriesNote 1	26	25	5	56	6.6
Total number of wide-body aircraft		40	48	5	93	5.1

5	A320 SeriesNote 2	136	125	68	329	7.7
6	B737 SeriesNote 3	88	87	124	299	6.3
Total number of narrow-body aircraft		224	212	192	628	7.0

7	ARJ Series	1	0	0	1	0.1
Total number of passenger aircraft		265	260	197	722	6.7

Total number of business aircraft self-owned and held under trust					10

Total number of aircraft					732

Notes:

1.	A330 series aircraft include A330-200 and A330-300 aircraft;
2.	A320 series aircraft include A319, A320, A320NEO and A321 aircraft; and
3.

B737 series aircraft include B737-700, B737-800 and B737 MAX 8 aircraft. The Group has temporarily grounded B737 MAX 8 model aircraft since March 2019. As at the date of this announcement, B737 MAX 8 is still grounded. The Group will pay close attention to the progress of resumption of operation of B737 MAX 8. There remains great uncertainty on the time for the resumption of operation of B737 MAX 8.

REPORT OF THE BOARD

I.	OPERATING SITUATION IN THE FIRST HALF OF 2020

Since the beginning of 2020, COVID-19 has been spreading rapidly worldwide. Affected by COVID-19, the global economy has been in severe recession. COVID-19 has caused a huge unprecedented impact on the global aviation industry, which has brought a historical loss to the industry. Since the outbreak of COVID-19, more than 20 airlines around the world have filed for bankruptcy protection. In the PRC, COVID-19 is a major public health emergency, with the highest transmission speed, widest infection geographical area and most difficulty in the prevention and control since the establishment of the PRC. Under the influence of COVID-19, the PRC civil aviation industry has also been affected severely with a significant decrease in the number of passengers carried and a sharp decline in the operational efficiency of airlines.

All members of the Group have emphasised the importance of confronting COVID-19 and promptly carried out COVID-19 prevention and control measures around three aspects: “fulfilling social responsibilities, ensuring passenger services, and caring and protecting employees”, which has played an important role in the urgent transportation of medical supplies and medical staff, and ensuring the safety and health of passengers and employees. Based on the development of COVID-19 and market demand, the Group has promoted the resumption of flights in stages and built an “air channel” for the resumption of work and production, which has made an important contribution to the restoration of economic and social order. Facing the changes in the market demand caused by COVID-19, the Group timely adjusted its operating strategies, dynamically optimised and adjusted its transportation capacity, reasonably allocated its resources, strengthened cooperation and linkage, promoted fine management, implemented strict cost control measures, actively strived for policy support from all aspects, carried out unconventional passenger flights1 to transport COVID-19 prevention materials through various methods, including customising charter flights for resumption of work and production, and “Passenger-to-Freighter Conversion”, and promptly launched products such as “Wild Your Dream” (“周 末 隨 心 飛”)2 to turn spare transportation capacity into productivity, in order to minimise the loss caused by COVID-19.

1.

“Unconventional passenger flights”: Unconventional passenger flights include “Passenger Aircraft for Freight”, “Passenger- to-Freighter Conversion” and “Passenger-to-Freighter Conversion Aircraft”, among which, passenger aircraft that carry cargoes in their bellyhold space and cabin without removing cabin seats are called “Passenger Aircraft for Freight”; passenger aircraft that only carry cargoes in their bellyhold space are called “Passenger-to-Freighter Conversion”; and passenger aircraft being converted with cabin seats removed to carry cargoes at their bellyhold space and cabin are called “Passenger-to-Freighter Conversion Aircraft”. In order to reduce the adverse effects of COVID-19 and seize the freight business opportunities, the Group transported COVID-19 prevention materials with various methods, including “Passenger Aircraft for Freight”, “Passenger-to-Freighter Conversion” and “Passenger-to-Freighter Conversion Aircraft”. In accordance with the non-competition agreement between the Group and Eastern Airline Logistics Co., Limited and relevant regulatory requirements, the Group engages Eastern Airline Logistics Co., Limited for the external operation, organization and implementation of such freight business.

2.

“Wild Your Dream” (“周末隨心飛”): It is the air travel package product launched by the Company on 18 June 2020. After purchasing the package, passengers can take an unlimited number of rides in the economy class of the domestic flights actually operated by the Company as well as Shanghai Airlines Co., Limited every weekend before 31 December 2020.

Although the Group has actively taken response measures, under the adverse effect of COVID-19, the production volume, revenue, profit and other indicators of the Group have all dropped significantly. In the first half of 2020, the Group had a total traffic volume of 4.562 billion tonne-kilometres and served 25.737 million passengers. Revenue amounted to RMB25,159 million and net loss attributable to shareholders of the Company amounted to RMB8,542 million.

In the first half of 2020, all members of the Group worked hard, remained focused, forged ahead, overcame difficulties, and steadily promoted COVID-19 prevention and control, production and operation, and reform and development.

(I)	Full commitment to prevent and control COVID-19

The Group insists on prioritizing the safety and health of passengers and employees and treating COVID-19 prevention and control as its top priority. The Group timely carried out COVID-19 prevention and control measures, actively provided passenger service support and firmly cared and protected employees. During the COVID-19 prevention and control combat, the Group fully served as the backbone of state-owned enterprises and created multiple “firsts”: on 24 January, Chinese New Year’s Eve, the Group dispatched the country’s first COVID-19 prevention and control flight; on 12 March, the Group dispatched the PRC’s first charter flight for foreign aid, and this ranked us in the first place among all the civil aviation enterprises in the PRC in terms of the tasks of transportation of COVID-19 prevention and control materials undertaken.

In terms of timely carrying out COVID-19 prevention and control measures, the Group promptly set up a leading group for COVID-19 prevention and control, and timely established a regional COVID-19 prevention and control headquarters to fully deploy COVID-19 prevention and control efforts, studied and formulated emergency plans, and quickly applied COVID-19 prevention standards and guidelines. The Group actively participated in the work of COVID-19 prevention and control of the International Air Transport Association, and assisted in the coordination of the donation and transportation of COVID-19 prevention materials among the members of the SkyTeam Airline Alliance and their partners. As at the end of June 2020, the Group carried out in total of 422 charter flights for COVID-19 prevention transportation support, and carried 3.663 million pieces, 58,000 tons of COVID-19 prevention materials and 21,929 medical staff. China Eastern Air Holding Company Limited (“CEA Holding”), the controlling shareholder of the Company, donated RMB10 million and a total of over 2.80 million pieces of COVID-19 prevention materials to COVID-19 affected areas, contributing to COVID-19 prevention and control.

In terms of providing passenger service support, the Group is the first airline to develop and apply the “online passenger health declaration procedure” in the industry, the first airline to apply zone separation setting in aircraft, and the first airline to launch “souvenir- style” meal boxes to ensure a safe and orderly journey. The Group timely introduced emergency regulations on free refund and ticket change, optimised self-refund functions, and smoothened refund channels such as the official website, APP and call center system to provide passengers with convenient refund services. The Group has focused on disinfection and sterilization of aircraft and shuttle buses to ensure the safety and health of passengers.

In terms of caring and protecting employees, the Group strictly implemented protective handling procedures and safeguarded the health of crew members and ground staff. In particular, the Group provided assistance and care to employees who are confirmed cases of or are suspected of contracting COVID-19, provided psychological counseling and emotional comfort to all employees, reasonably planned the employees’ scheduling, introduced flexible working system to effectively solve the practical difficulties encountered by employees during the outbreak of COVID-19, and reflect the corporate culture of “Happy CEA”.

(II)	Never relaxing efforts in pursuing continuously safe operation

While focusing on COVID-19 prevention and control, the Group has attached great importance to flight safety and safe operation. The Group has adhered to the bottom line of safety, and the safety situation was generally stable. In the first half of 2020, the Group’s fleet had 605,000 safe flight hours and 247,000 take-off and landing flights.

In terms of setting up systems, the Group has formulated and released the “Three-year Action Plan for Special Rectification of Safe Production”, steadily promoted the work plan for safe operation and management of large fleets, and consolidated the foundation of safe management. In terms of risk management and control, the Group has combined seasonal characteristics, climate characteristics, and operational characteristics to sort out important risk points, and strengthened risk management and control in response to operational changes such as aircraft models, routes, and scheduling. In terms of safety supervision, the Group has paid close attention to safety rectification and focused on aspects where improvement is required, with the special safety audits carried out by Shanghai Airlines Co., Limited, implemented safety rectification in the maintenance system in phases, and strengthened the safe management of key units. In terms of work style establishment, the Group has strengthened the establishment of “three basics”3, and all employees have signed a duty performance letter in order to carry out rectification on work style and discipline.

(III)	Precisely implementing policies and making every effort to stabilize operations

The Group has proactively responded to the outbreak of COVID-19, cultivated new opportunities during the crisis, and made every effort to stabilize operations in areas such as route network optimisation and hub construction, product marketing, and customer services, in order to minimize the adverse impact of COVID-19.

Steadily promoting route network optimisation and hub construction. The Group kept track of the development of COVID-19 and market changes to dynamically adjust its transportation capacity. The Group focused on core hubs and important business cities to organise and optimise the layout of its route network in order to strengthen the construction of express routes in key markets. The Group actively strived for core hubs air traffic rights, and successfully obtained time slots from Daxing Beijing to Paris, Tokyo, Seoul, and Hong Kong, and launched quasi express routes, i.e. Daxing Beijing to Guangzhou, Shenzhen, Chengdu, and Chongqing. The Group steadily promoted the core hub construction in Beijing, and successfully completed the phased transition to Beijing Daxing International Airport. The Group steadily promoted the base construction projects in important business markets such as Chengdu, Qingdao and Wuhan.

3.	“Three basics”: Focusing on the local communities, laying foundation and strengthening basic capabilities.

Continuous efforts to innovate product marketing. The Group is the first airline in the industry to launch “customized charter flights” to serve companies that resume work to bring their staff from different regions back to duties. Domestic flights in some regions have resumed more than 80%. The Group is the first airline to launch the series of innovative products of “Wild Your Dream” (“周末隨心飛 ”) during the outbreak of COVID-19 to stimulate passenger travel demand, restore market confidence, boost consumption of the whole industry chain, and promote the recovery of the aviation market, which have achieved great economic, social and brand benefits. The Group continuously optimized its income management and introduced an intelligent freight rates management and control system. The Group actively expanded auxiliary products to launch neighbor- free seats products and broadened the range of prepaid baggage sales routes, and this helped in increasing auxiliary revenue. The Group introduced a new membership system for the “Eastern Miles”, introduced “CEA Wallet”, a combination payment of “points + cash”, and enriched the usage scenarios of member points.

Flexibly responding to cargo business opportunities. Facing the sudden outbreak of COVID-19, the Group responded rapidly and actively captured the opportunity arising from a substantial increase in the transportation demand for COVID-19 prevention materials during the outbreak of COVID-19. Through a temporarily conversion of existing passenger aircraft in an agile and efficient way, the Group was the first airline to introduce measures such as dual use of passenger aircraft for freight transportation, Passenger-to-Freighter Conversion and aircraft conversion and built the largest wide-body fleet of “Passenger- to-Freighter Conversion” of the PRC’s civil aviation industry for fully ensuring a smooth industry chain and supply chain. The Group carried out in total of 2,351 unconventional transportation flights in the first half of 2020.

Providing customer services in a scientific and meticulous way. In response to the situation of strong flight fluctuations, rapid changes, and stringent COVID-19 prevention requirements during the outbreak of COVID-19, the Group timely formulated aircraft on- board emergency procedures for COVID-19 prevention, updated aircraft on-board service procedures, optimised aircraft on-board catering services and enhanced the satisfaction of passengers. Due to the decrease in travel with flights for the members of “Eastern Miles” during the outbreak of COVID-19, the Group issued a protection policy for automatic extension of membership level to improve members’ loyalty and satisfaction. The Group researched and developed its global official website on its own and launched a new version of APP to optimise user experience. As at the end of June 2020, the number of frequent flyer members of the Group’s “Eastern Miles” reached 43.756 million, representing an increase of 6.5% over the same period last year.

(IV)	Persevering on strengthening fine management

Facing the outbreak of COVID-19, a pandemic that has not been encountered in a century, the Group continued to strengthen fine management, focused on strengthening cost management and risk management and control, and strived to improve operational efficiency, reduce operating costs, and respond to the strike and impact of COVID-19.

In terms of lean operations, the Group established an intelligent operational decision- making system, dynamically optimized scheduling and built the MUC flights support integration platform to improve the communication efficiency of each operation support unit. The Group adopted nine measures, including optimising life raft equipment, promoting light dining trucks and optimising catering standards, to reduce aircraft weight, increase commercial load, and reduce fuel costs. The weight and fuel consumption of the entire fleet of the Group were reduced by approximately 118 tons and 6,593 tons respectively based on the number of flights actually operated in the first half of 2020.

In terms of fine management, the Group adopted multiple measures at the same time to strengthen the management and control of various costs and expenses, and expand the channels of financing to ensure stable cash flow. The Group actively coordinated with aircraft and engine manufacturers, adjusted the schedule for introduction of aircraft and engines, reduced investment plans, reduced or delayed non-emergency investment projects, negotiated with suppliers and partners for fee reductions and waivers and optimised payment methods, saved operating costs and daily costs such as fuel and aircraft maintenance, actively strived for the support from the government’s relief policies regarding the industry, taxation, social security and other aspects, and actively expanded financing channels to ensure that cash flow meets the requirements of the Group’s production and operation. In the first half of 2020, the Group issued a total of 24 tranches of super short-term debentures and one tranche of corporate bonds, raising funds in a total amount of RMB51.7 billion.

In terms of risk prevention and control, the Group continuously carried out special audits on key business areas to deepen the establishment of risk internal control system; focused on special risk management and control for COVID-19, and developed prevention and responding measures against risks including operating risks and capital chain risks to form a reporting mechanism for major operating risk events; strengthened overseas legal risk management and control and conducted special review of contracts in order to prevent risks involving foreign and major investment projects; strengthened the protection of various data and information and introduced informatisation experts to form an expert committee; and improved overall network security protection capabilities to prevent network security risks.

(V)	Being steady and coordinated to intensify reform and development

Surrounding the strategy of serving the country, the Group has been steadily promoting strategic cooperation, reform and development amid the COVID-19 prevention and control environment to make preparation in advance for the gradual recovery of the aviation market in the post-COVID-19 era.

Surrounding the development goal of being a world-class airline, the Group firmly promoted a series of reform and development measures. In terms of strategic cooperation, the Company signed a strategic cooperation framework agreement with the Shenzhen Airport Group Co., Ltd. in order to strengthen the cooperation and development in the Guangdong-Hong Kong-Macao Greater Bay Area. The Company was the core supporting enterprise and designated air carrier of the China International Import Expo to serve the third China International Import Expo. In terms of marketing, the Group accelerated the reform of overseas marketing institutions and established a branch in Japan to make the traditional international market stronger, better and bigger; and served the construction of “The Belt and Road Initiative” to establish a branch in Xiamen. In terms of mechanism and institutional reform, China United Airlines Co., Limited (“China United Airlines”) steadily promoted mixed ownership reform, and China Eastern Airlines Technology Application Research Center promoted technological enterprise reform. In terms of optimising company control, the Group established One Two Three Airlines, operating ARJ21 aircraft to enrich operating brands. In terms of promoting catering and aircraft on-board supplies management system reform, the Group built an efficient full-process centralized management model.

(VI)	Focusing on main targets and fulfilling social responsibilities

The Group actively fulfilled its social responsibilities and achieved new progress in targeted poverty alleviation and environmental protection while striving to overcome the operational pressures brought by COVID-19. In the first half of 2020, with regard to its excellent performance in social responsibilities, the Company was recognized as a “GoldenBee Enterprise” in “2020 GoldenBee CSR China Honor Roll”. MSCI4 has granted an A grade to the ESG of the Company, which is the highest level among global airlines and thus is a firm recognition of the Company to the fulfillment of social responsibilities.

As to poverty alleviation, the Group implemented poverty alleviation programme in accordance with the requirements of “high standard, high quality and sustainable”. The management of the Company has guided the investigation and research on suitable poverty alleviation works in Yunnan for several times and facilitated the implementation of poverty alleviation through industry, drinking water, employment and healthcare. The Group also organized the CEA consumption for poverty alleviation week in order to contribute to industrial poverty alleviation, which obtained favorable results by leveraging the combination of offline exhibitions as well as livestream sales.

As for environmental protection, the Group continued to reinforce its effort in energy conservation and emission reduction and advanced in key projects on aircraft weight reduction and fuel conservation so as to lower unit energy consumption and reduce carbon emissions. The Group also introduced new energy vehicles and initiated the reform plan for tailpipe emissions, and underwent ecological and environmental self-inspection and pollution prevention works integrated with localized regulatory requirements.

4.

MSCI: MSCI Inc. is an international company that provides global indexes and related derivative financial products. The MSCI index launched by the Company is one of the benchmark indexes mainly used by the global investment portfolio managers.

Operating Revenues

In the first half of 2020, the Group’s revenue from main operations amounted to RMB25,159 million, representing a decrease of 57.26% from the same period last year. In particular, traffic revenue amounted to RMB22,962 million, representing a decrease of 58.49% from the same period last year, and other revenue amounted to RMB2,197 million, representing a decrease of 37.87% from the same period last year.

The Group’s traffic revenue includes passenger revenue and cargo revenue.

In the first half of 2020, the Group’s passenger revenue amounted to RMB20,347 million, representing a decrease of 62.03% from the same period last year, and accounted for 88.61% of the Group’s traffic revenue. Passenger traffic volume was 41,205.93 million passenger-kilometres, representing a decrease of 62.15% from the same period last year.

The passenger revenue of domestic routes amounted to RMB13,831 million, representing a decrease of 60.77% from the same period last year, and accounted for 67.98% of the passenger revenue. The passenger traffic volume was 31,297.24 million passenger-kilometres, representing a decrease of 55.20% from the same period last year.

The passenger revenue of international routes amounted to RMB6,193 million, representing a decrease of 61.86% from the same period last year, and accounted for 30.44% of the passenger revenue. The passenger traffic volume was 9,535.53 million passenger-kilometres, representing a decrease of 73.64% from the same period last year.

The passenger revenue of regional routes amounted to RMB323 million, representing a decrease of 84.53% from the same period last year, and accounted for 1.58% of the passenger revenue. The passenger traffic volume was 373.16 million passenger-kilometres, representing a decrease of 86.72% from the same period last year.

In the first half of 2020, the Group’s cargo and mail traffic revenues amounted to RMB2,615 million, accounted for 11.39% of the Group’s traffic revenue. Cargo and mail traffic volume was 933.10 million tonne-kilometres, representing a decrease of 29.93% from the same period last year.

Operating Expenses

In the first half of 2020, the Group’s total operating expenses amounted to RMB35,941 million, representing a decrease of 37.07% from the same period last year. Under the influence of COVID-19, the Group’s passenger traffic volume and the number of passengers carried declined significantly, and the Group’s various costs such as aircraft fuel, take-off and landing costs, salaries and benefits, aircraft maintenance, catering supply and selling and marketing expenses decreased from the same period last year. Analysis of the changes in items under operating expenses of the Group is set out as follows:

In the first half of 2020, the Group’s aircraft fuel costs amounted to RMB6,313 million, representing a decrease of 62.03% from the same period last year, and was primarily due to the decrease in the volume of refuelling of 49.49% from the same period last year for the Group, leading to a decrease in aircraft fuel costs by RMB10,312 million. The average price of fuel decreased by 24.81%.

In the first half of 2020, the Group’s take-off and landing charges amounted to RMB3,796 million, representing a decrease of 51.58% from the same period last year, and was primarily due to the decrease in the number of take-offs and landings of the Group from the same period last year.

In the first half of 2020, the Group’s depreciation and amortisation amounted to RMB10,630 million, representing a decrease of 1.74% from the same period last year. The depreciation and amortisation remained basically the same as compared to the same period last year.

In the first half of 2020, the Group’s wages, salaries and benefits amounted to RMB9,441 million, representing a decrease of 15.49% from the same period last year, and was primarily due to the effect of the decrease in the flight hours of aircrew members of the Group.

In the first half of 2020, the Group’s aircraft maintenance expenses amounted to RMB1,537 million, representing a decrease of 18.72% from the same period last year, and was primarily due to the effect of the decrease in the flight hours of aircraft.

In the first half of 2020, the Group’s catering supply expenses amounted to RMB700 million, representing a decrease of 61.58% from the same period last year, and was primarily due to the decrease in the number of passengers in carriage of the Group.

In the first half of 2020, the Group’s low-value and short-term lease rentals amounted to RMB102 million, representing a decrease of 61.51% from the same period last year, and was primarily due to the reduction of expenses by decreasing lease rentals under the influence of COVID-19.

In the first half of 2020, the Group’s selling and marketing expenses amounted to RMB971 million, representing a decrease of 52.40% from the same period last year, and was primarily due to the decrease of business volume of the Group, which led to a decrease in selling expenses accordingly.

In the first half of 2020, the Group’s civil aviation development fund paid to the Civil Aviation Administration of China (“CAAC”) amounted to nil, representing a decrease of 100% from the same period last year, and was primarily due to the CAAC’s exemption for making contribution to civil aviation development fund payable by airlines under the influence of COVID-19.

In the first half of 2020, the Group’s ground service and other expenses amounted to RMB574 million, representing a decrease of 57.26% from the same period last year, and was primarily due to the decrease of business volume of the Group.

In the first half of 2020, the Group’s indirect operating expenses amounted to RMB1,845 million, representing a decrease of 12.35% from the same period last year, and was primarily due to the decrease of business volume of the Group.

Other Operating Income and Gains

In the first half of 2020, the Group’s other operating income amounted to RMB2,201 million, representing a decrease of 35.40% from the same period last year.

Finance Income/Costs

In the first half of 2020, the Group’s finance income amounted to RMB69 million, representing an increase of RMB24 million from the same period last year. Finance costs amounted to RMB3,448 million, representing an increase of RMB763 million from the same period last year, and was primarily due to the exchange loss resulting from a fluctuation in exchange rates.

Profit

In the first half of 2020, net loss attributable to equity holders of the Company amounted to RMB8,542 million, while net profit attributable to equity holders of the Company amounted to RMB1,941 million in the first half of 2019. In the first half of 2020, loss per share attributable to equity holders of the Company was RMB0.5215.

Liquidity and Capital Structure

As at 30 June 2020, the Group had total assets of RMB286,954 million, representing an increase of 0.62% from 31 December 2019. Its debt ratio was 78.23%, representing a 3.70 percentage point increase from 31 December 2019.

In particular, total current assets amounted to RMB22,679 million, accounted for 7.90% of the total assets and represented an increase of 14.87% from 31 December 2019. Non-current assets amounted to RMB264,275 million, accounted for 92.10% of the total assets and represented a decrease of 0.44% from 31 December 2019.

As at 30 June 2020, the Group had total liabilities of RMB224,470 million, comprising current liabilities of RMB97,318 million which accounted for 43.35% of total liabilities, and non-current liabilities of RMB127,152 million which accounted for 56.65% of total liabilities.

Among the current liabilities, interest-bearing liabilities (short-term bank borrowings, super short-term debentures, long-term bank borrowings due within one year, bonds payable due within one year and lease liabilities due within one year) amounted to RMB69,866 million, representing an increase of 71.16% from 31 December 2019.

Among the non-current liabilities, interest-bearing liabilities (long-term bank borrowings, bonds payable and lease liabilities) amounted to RMB114,002 million, representing a decrease of 6.04% from 31 December 2019.

In the first half of 2020, the Group proactively optimised the currency structure of the obligations of the Company in response to the exchange rate fluctuations, so as to lower its exchange rate risk. As at 30 June 2020, the breakdown of the Group’s interest-bearing obligations by currencies is as follows:

				Unit: RMB million
		RMB equivalent
	As at 30 June 2020		As at 31 December 2019		Movement
Currency	Amount	(%)	Amount	(%)	(%)
USD	44,230	24.06	46,542	28.70	-4.97
RMB	128,187	69.72	103,822	64.03	23.47
Others	11,451	6.22	11,783	7.27	-2.82

Total	183,868	100.00	162,147	100.00	13.40

Interest-bearing obligations denominated in RMB had a relatively large fluctuation, primarily due to the raising of fund by means of issuance of super short-term debentures and corporate bonds by the Group under the influence of COVID-19.

As at 30 June 2020, the Group’s interest-bearing liabilities included long-term and short-term bank borrowings, bonds payable and super short-term debentures equivalent to RMB79,107 million, representing an increase of 52.50% from RMB51,872 million as at 31 December 2019. The breakdown by currencies is as follows:

			Unit: RMB million
		RMB equivalent
	As at	As at
Currency	30 June 2020	31 December 2019	Movement (%)
USD	644	870	-25.98
SGD	2,541	2,587	-1.78
EUR	2,887	3,073	-6.05
KRW	1,772	1,810	-2.10
JPY	3,290	3,205	2.65
RMB	67,973	40,327	68.55

Total	79,107	51,872	52.50

As at 30 June 2020, the Group’s interest-bearing liabilities included lease liabilities equivalent to RMB104,761 million, representing a decrease of 5.00% from RMB110,275 million as at 31 December 2019. The breakdown by currencies is as follows:

			Unit: RMB million
		RMB equivalent
	As at	As at
Currency	30 June 2020	31 December 2019	Movement (%)
USD	43,586	45,672	-4.57
SGD	316	392	-19.39
JPY	158	183	-13.66
HKG	438	486	-9.88
RMB	60,214	63,496	-5.17
Others	49	46	6.52

Total	104,761	110,275	-5.00

Interest Rate Fluctuation

The Group’s total interest-bearing liabilities as at 30 June 2020 and 31 December 2019 were equivalent to RMB183,868 million and RMB162,147 million, respectively (including long-term and short-term bank borrowings, lease liabilities, bonds payable and super short-term debentures), of which short-term interest-bearing liabilities accounted for 38.00% and 25.17%, respectively. The parts of the Group’s interest-bearing liabilities were subject to floating interest rates. Both the short-term interest-bearing liabilities and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates.

The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 30 June 2020 and 31 December 2019, the Group’s interest-bearing liabilities denominated in USD accounted for 24.06% and 28.70%, respectively, of total interest-bearing liabilities while the Group’s interest-bearing liabilities denominated in RMB accounted for 69.72% and 64.03%, respectively, of total interest-bearing liabilities. Fluctuations in the USD and RMB interest rates have a relatively significant impact on the Group’s finance costs. Through interest rate swap contracts, the Company reduced the floating rate exposure of the USD-denominated debts. As at 30 June 2020 and 31 December 2019, the outstanding interest rate swap contracts held by the Group amounted to a notional amount of approximately USD787 million and USD888 million, respectively. These contracts will expire between 2021 and 2025.

Exchange Rate Fluctuation

As at 30 June 2020, the Group’s total interest-bearing liabilities denominated in foreign currencies amounted to RMB55,681 million, of which interest-bearing liabilities denominated in USD accounted for 79.43%. Therefore, a significant fluctuation in exchange rates will subject the Group to significant foreign exchange loss or gain arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for capital expenditure paid in foreign currencies. As at 30 June 2020 and 31 December 2019, the outstanding foreign currency hedging contracts held by the Group amounted to a notional amount of USD636 million and USD776 million, respectively, and will expire in the second half of 2020.

Fluctuation of Jet Fuel Prices

The result of the Group is significantly affected by the fluctuation in jet fuel price which is a major component of the operating costs of the Group. In order to control jet fuel costs, the Group selected appropriate instruments and locked in costs within a certain price range. However, in case of sharp fluctuation in jet fuel prices causing the jet fuel price to exceed the pre-determined price range, it will give rise to actual losses in related transactions as well as on books. In the first half of 2020, the Group launched jet fuel hedging activities and jet fuel hedging contracts, which will expire between the second half of 2020 and 2022.

Pledges on Assets and Contingent Liabilities

As at 30 June 2020, the value of the Group’s assets used to secure certain bank loans was equivalent to RMB10,815 million, representing a decrease of 0.04% from RMB10,819 million as at 31 December 2019.

As at 30 June 2020, the Group had no significant contingent liabilities.

Human Resources

As at 30 June 2020, the Group had 80,624 employees, the majority of whom were located in China.

The wages of the Group’s employees primarily consisted of basic salaries and performance bonuses.

COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS WHICH MAY HAVE A SIGNIFICANT IMPACT ON THE COMPANY

As at 30 June 2020, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group.

OUTLOOK FOR THE SECOND HALF OF 2020

The Group would like to bring to the attention of readers of this announcement that this announcement contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for the second half of 2020 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from forward- looking statements of the Group which, therefore, do not constitute any commitment by the Group to future operating results.

Currently, domestic COVID-19 prevention and control measures have been highly effective, and domestic economic development has resumed to a favourable direction. Nevertheless, the uncertainties in global COVID-19 prevention and control management remain high, which will continue to exert its impact on global economy. Globally, the International Monetary Fund (IMF) gave the latest anticipation that in 2020, COVID-19 will cause a shrink of 4.9% on the world’s economy, representing a severe recession. Domestically, IMF anticipated that China will be the only major economic entity which is able to maintain growth in 2020, but in the view of the complexity in international trade and the significant increase of risks and challenges from the external environment, the domestic economy is still under pressure on its way to recovery. From the perspective of industry, COVID-19 has caused an unprecedented huge challenge to the international civil aviation industry. According to the anticipation recently released by International Air Transport Association, international airlines passenger capacity will decline by 55% and airline companies will suffer a loss of US$84.3 billion in 2020. COVID-19 has also given a severe hit to the production operation of the domestic civil aviation in the second half of 2020, but the domestic aviation industry will take the lead to bounce back from the bottom with the gradual control over COVID-19 in the country. All the production and operation indexes have recorded a sustained increase since the second quarter of 2020, and the recovery of China’s civil aviation industry is at the forefront of the world.

COVID-19 will cause a significant impact on the global aviation industry and profound changes in market structure, structure of customer base, service mode, passengers’ consumption behaviors and the industry’s competitive landscape. The Group will be mentally prepared and carry out concrete preparation work for the changes in the external environment in long term. Under the circumstance of normalizing COVID-19 prevention and control, the Group will firmly promote the major tasks on COVID-19 prevention and control, safe operation, production operation, fine operation and reform development to minimize the negative impact brought by COVID-19. In the second half of 2020, the Group will focus on the following tasks:

(I)	COVID-19 PREVENTION AND CONTROL

The Group will carry out long-term preparation work for battling COVID-19 and strictly implement the requirements of “guarding against imported cases and preventing a resurgence of local outbreak” to firmly safeguard passengers’ and employees’ safety and health and ensure a safe and stable production operation during COVID-19. The Group will strengthen the execution of accountability and fully exercise joint prevention and control mechanism. The Group will endeavor to extend its further effort on safeguarding the health of crew members who stay at major countries, major regions and attend duties on major flights and ensuring the reserves of important prevention and control materials adequate.

(II)	SAFE OPERATION

The Group will promote safety awareness and strengthen the construction of “three basics”; it will strictly implement risk prevention and control measures to enhance the standard of safety management. The Group will investigate hidden safety hazards and implement safety measures to strengthen safety responsibilities. Through the commencement of “three types of fear” education, the Group is going to establish work style and norm. The Group will reinforce the operational management on fleet safety and maintain safety.

(III)	PRODUCTION OPERATION

The Group will closely monitor the changes in COVID-19 and market condition by strengthening market research and analysis and conducting scientific prejudgment to proactively optimize the allocation of inputs. The Group is going to focus on the domestic high-revenue market and allocate more resources to develop wide-body airplanes. The Group will carry out scientific airlines scheduling to increase aircraft utilization rate and will upgrade revenue management and control system to consolidate its management. The Group will innovate auxiliary products related to passenger transportation, such as implementing ticket pre-sale for popular routes, offering choices on food and beverages and airport pick-up and drop-off services.

(IV)	FINE OPERATION

The Group will strengthen fine management and build awareness on cost-control to refine and strictly implement measures to increase revenue and reduce cost. The Group will focus on consumer experience and strengthen service management to further enhance the efficiency and experience on passengers and baggage check-in service, priority boarding service and premium lounge. The Group will strengthen operational management and enhance the efficiency of the integrated operations of flight, cabin, maintenance and ground crew. Through the enhancement of fuel consumption efficiency rate and the reduction of overall energy consumption at ground, the Group will strengthen energy management and establish an environmental management system. It will strengthen risk management and control, continuously improve major risk monitoring indicators and enhance the quantitative risk warning system.

(V)	REFORM AND INNOVATION

The Group adheres to transformation and innovation for a high-quality development. The Group will base on the external environment and the industrial development trend in a scientific approach to formulate the 14th Five-Year Plan reasonably. It will focus on the major areas as covered by the “new infrastructure” and promote transformation of digital management for the aviation industry as well as reinforce the application of big data, cloud computing and artificial intelligence in the Company’s management and operation. The Group will steadily promote the mixed-ownership reform on China United Airlines and firmly facilitate the implementation of technological innovation and reform suggested by Eastern Airlines Research and Development Center. It will deeply explore the reforms undertaken by overseas marketing institutions and consistently deepen the reform on human resources management system.

FLEET PLAN

Introduction and Retirement Plan of Aircraft for the Second Half of 2020 to 2022

						(Units)
	Second Half of 2020		2021		2022
Model	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
A350 Series	2	—	3	—	5	—
A330 Series	—	—	—	—	—	—
A320 Series	13	—	31	6	25	4
B777 Series	—	—	—	—	—	—
B787 Series	2	—	3	—	—	—
B737 Series	—	8	—	2	—	3
ARJ Series	2	—	6	—	8	—

Total	19	8	43	8	38	7

Notes:

1.

Since B737 MAX 8 is still grounded, such model is excluded from the above data. The Company is currently negotiating with Boeing regarding the time for resumption of operation and delivery of B737 MAX 8, which is still of great uncertainty;

2.

As affected by COVID-19, the Company and its suppliers have negotiated and postponed the progress for the introduction of aircraft which was originally planned to be delivered in the first half of 2020;

3.

According to confirmed orders, the Company planned to introduce 21 aircraft and retire 20 aircraft in 2023 to 2025. There are uncertainties in the annual introduction and retirement plan of aircraft of the Company for the second half this year and afterward, which is subject to timely adjustment based on the development of COVID-19, the recovery of market and the negotiation with suppliers.

SIGNIFICANT EVENTS

1.	As at 30 June 2020, the shareholding structure of the Group is set out as follows:

			Approximate
			percentage in
		Total number	shareholding
		of shares	(%)
I	A Shares	11,202,731,426	68.39%
	1. Listed shares with trading moratorium	273,972,602	1.67%
		1,120,273,142	6.84%
	2. Listed shares without trading moratorium	9,808,485,682	59.88%

II	H Shares	5,176,777,777	31.61%
	1. Listed shares with trading moratorium	517,677,777	3.16%
	2. Listed shares without trading moratorium	4,659,100,000	28.44%

III	Total number of shares	16,379,509,203	100.00%

Note:

As at 30 June 2020, the total number of A shares of the Company amounted to 11,202,731,426 shares, of which 1,394,245,744 shares were listed shares with trading moratorium (of which 273,972,602 shares were held by China Structural Reform Fund Corporation Limited; 1,120,273,142 shares were held by Shanghai Juneyao (Group) Co., Ltd. (“Juneyao Group”), Juneyao Airlines Co., Ltd (“Juneyao Airlines”) (Juneyao Group’s non-wholly owned subsidiary), and Shanghai Jidaohang Enterprise Management Company Limited (Juneyao Airlines’ wholly-owned subsidiary)), and 9,808,485,682 shares were listed shares without trading moratorium. The total number of H shares of the Company was 5,176,777,777 shares, of which 517,677,777 shares were listed shares with trading moratorium (held by Shanghai Juneyao Airline Hong Kong Limited, a wholly-owned subsidiary of Juneyao Airlines), 4,659,100,000 shares were listed shares without trading moratorium. The total number of shares issued by the Company amounted to 16,379,509,203 shares.

3.	Dividends

The Board did not recommend the payment of an interim dividend for the half year ended 30 June 2020.

4.	Purchase, Sale or Redemption of Securities

During the six months ended 30 June 2020, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities (“securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules).

5.	Material Litigation

During the six months ended 30 June 2020, the Group was not involved in any material litigation, arbitration or claim.

6.	Corporate Governance

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Group, and is of the view that the Group’s corporate governance practices during the six months ended 30 June 2020 met the requirements under the code provisions in the Corporate Governance Code set out in Appendix 14 of the Listing Rules.

To further strengthen the awareness of compliance among the directors (the “Directors”), supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, the Company has comprehensively reviewed and implemented written monitoring rules for the operation of listed companies promulgated by regulatory bodies including the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, as well as the latest development of the relevant laws, rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company, and arranged training and learning sessions.

During the six months ended 30 June 2020, the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as the securities transactions code for the Directors. Having made specific enquiries to all the Directors, it is the Company’s understanding that the Directors have complied with the requirements as set forth in the Model Code regarding Directors’ securities transactions.

7.	Audit and Risk Management Committee

The Audit and Risk Management Committee has reviewed the accounting principles and methods adopted by the Group with the management of the Company, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results for the six months ended 30 June 2020 prepared in accordance with IFRSs.

The Audit and Risk Management Committee has no disagreement with the accounting treatment adopted by the Company.

8.	Changes in Personnel

Cessation

Name	Date of Cessation	Reason for Change	Position
Wang Junjin	29 April 2020	Personal work commitments	Member of the Nomination and Remuneration Committee, and member of the Planning and Development Committee

Wu Yongliang	28 August 2020	Work arrangement	Vice president and chief financial officer

Appointment

Name	Date of Appointment	Reason for Change	Position
Zhou Qimin	28 August 2020	Appointed by the Board	Chief financial officer

Cheng Guowei	15 January 2020	Appointed by the Board	Vice president

Liu Tiexiang	29 April 2020	Appointed by the Board	Vice president

Lin Wanli	29 April 2020	Appointed by the Board	Member of the Planning and Development Committee

For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 15 January, 29 April and 28 August 2020.

9.	Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

	Name of Shareholder or		Date of	Date of
Name	other entities	Position(s) held	appointment	cessation
Yuan Jun	CEA Holding	Chairman of the labour union	May 2018	May 2020

Xi Sheng	CEA Holding	Director of audit department	December 2018	May 2020

	China Eastern Airlines Jiangsu Co., Limited	Chairman	January 2020

	Eastern Aviation Import & Export Co., Ltd.	Chairman	April 2020

Wu Yongliang	CEA Holding	Vice president and party member	November 2017	August 2020

		Chief accountant	June 2018	August 2020

	Shanghai Airlines Co., Limited	Executive director	January 2018	June 2020

Feng Dehua	Eastern Airline Logistics Co., Limited	Chairman	February 2020

	China United Airlines Co., Limited	Executive director	August 2019	February 2020

Cheng Guowei	CEA Holding	Safety director	February 2020

	China Eastern Airlines Technology Co., Limited	Executive director and party secretary	March 2020

	Shanghai Technologies Aerospace Co., Ltd.	Chairman of the Board	January 2020

	Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd.	Chairman	March 2020

Liu Tiexiang	CEA Holding	Vice president and party member	March 2020

	Shanghai Airlines Co., Limited	Chairman	June 2020

10.	Miscellaneous

The Company hereby refers to important events affecting the Group which have occurred after 30 June 2020, with details set out as follows:

(1)

On 28 August 2020, the Board considered and approved the resolution regarding the continuing connected transactions of the Company in relation to the catering, aircraft on-board supplies support and related services, agreed the business plan that the Company shall engage China Eastern Air Catering Investment Co., Ltd. (“Eastern Air Catering”) for the centralised procurement and the support and maintenance of production and operation of all of the catering, aircraft on-board supplies support and related services, agreed that the Company and Eastern Air Catering shall enter into the catering and aircraft on-board supplies support agreement and carry out the catering and aircraft on-board supplies support continuing connected transactions, and determined the proposed annual caps for the three years ending 31 December 2021, 2022 and 2023. The transactions contemplated under the catering and aircraft on-board supplies support agreement as well as the proposed annual caps are subject to independent shareholders’ approval. For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 28 August 2020.

(2)

The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 30 June 2020, are set out as follows:

	Unit: RMB thousand, other than USD
	Actual amount	2020
	incurred up to	estimated
Approved category	30 June 2020	transaction caps
Financial services
— balance of deposit	505,926	12,000,000
— balance of loans	—	12,000,000
Catering services and related services
— service fee paid for catering services	258,454	2,000,000
— amount received for property leasing	9,012	80,000
Complementary services	173,507	1,380,000
Import and export services	47,866	730,000
Properties leasing and construction and management agency services	34,567	280,000
Advertising services	8,232	70,000
Aircraft finance lease services (2020–2022)Note [1]	462,816	USD3,486 million

Aircraft and aircraft engines operating lease services (2020–2022)
— annual rentNote [2]	199,261	581,000
— total rentNote [3]	—	2,450,000

	Actual amount	2020
	incurred up to	estimated
Approved category	30 June 2020	transaction caps
Freight logistics services
—amount received for freight logistics business support services	96,618	300,000
—amount paid for cargo terminal business support services	110,265	550,000
Bellyhold space services
—contractual fee received under the contractual operation agreementNote [4]	2,614,865	4,500,000
—operation cost paid under the operation cost agreementNote [4]	188,296	400,000
AIR FRANCE-KLM aviation transportation cooperation and support services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)
— amount received	100,182	1,260,000
— amount paid	186,422	780,000
Aviation information technology services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	166,005	1,360,000

Note 1:

For aircraft finance lease services, the actual amount incurred in the first half of 2020 represents the total lease amount (principal and interest) plus service charge for the new finance lease aircraft in the first half of 2020;

Note 2:	For aircraft operating lease services, the actual amount incurred in the first half of 2020 represents the lease amount paid in the first half of 2020 for the operating lease aircraft and engines;

Note 3:

For aircraft operating lease services, the actual amount incurred in the first half of 2020 represents the total lease amount of all lease terms for the new operating lease aircraft and engines in the first half of 2020;

Note 4:	Bellyhold space contractual operation services in 2020 include the contractual fee received and operation cost paid for sending out conventional and unconventional passenger flights.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
28 August 2020

As at the date of this announcement, the directors of the Company are as follows: Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee representative Director).